Salomon HomeEquity Loan Trust
Mortgage Pass-Through Certificates
Series 2001-2

Schedule of Year-To-Date Principal and Interest
Distributions to Certificateholders

	Interest	Principal	Realized	Ending
Class	Distributed	Distributed	Losses	Balance

A	892,924.38	1,891,093.46	0	202,205,906.54
M1	112,250.00	0	0	22,450,000.00
M2	61,230.00	0	0	12,246,000.00
M3	44,220.00	0	0	8,844,000.00
M4	71,435.00	0	0	14,287,000.00
M5	40,820.00	0	0	8,164,000.00
M6	10,207.20	0	0	2,041,440.00
R	0	0	0	0